1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

January 8, 2016

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Dear Ms. Churko:

This letter responds to comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) with respect to certain financial statements made by the Trust, on behalf of certain of its series noted in Appendix A (each a “Fund,” and together, the “Funds”). The comments were provided in a telephone conversation on December 10, 2015. For your convenience, the Staff’s comment is summarized below and is followed by the Trust’s response.

Comment:

1.	Diversification

For iShares Short Maturity Bond ETF, iShares Enhanced International Large-Cap ETF, and iShares Enhanced International Small-Cap ETF, the Staff noted that each Fund is classified as “non-diversified” in its prospectus, but each Fund’s annual report indicates that it has been operating as “diversified.” Please confirm that each Fund will get shareholder approval should the fund go back to operating as non-diversified after it has operated as diversified for three years.

Response: The Trust confirms that each Fund would request shareholder approval to operate as a non-diversified Fund should the Fund be operating as diversified for three years, as may be consistent with Section 5(b) of the Investment Company Act of 1940.

****

As requested, the Trust hereby acknowledges as follows:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Jack Gee

Mary Miley

Kevin Ryken

Dervilla Lannon

APPENDIX A

iShares U.S. ETF Trust Series	Fiscal Year End
iShares Enhanced International Large-Cap ETF	July 31
iShares Enhanced International Small-Cap ETF	July 31
iShares Enhanced U.S. Large-Cap ETF	July 31
iShares Enhanced U.S. Small-Cap ETF	July 31
iShares Commodities Select Strategy ETF	October 31
iShares Interest Rate Hedged Corporate Bond ETF	October 31
iShares Interest Rate Hedged High Yield Bond ETF	October 31
iShares Ultra Short-Term Bond ETF (formerly iShares Liquidity Income ETF)	October 31
iShares Short Maturity Bond ETF	October 31
iShares Short Maturity Municipal Bond ETF	October 31
iShares U.S. Fixed Income Balanced Risk ETF	October 31

A-1